Doc. Control

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

04044553

No Act

RECD S.E.C.
SEP 2 2 2004
1086

DIVISION OF
MARKET REGULATION

September 22, 2004

Carlos J. Spinelli-Noseda, Esq.
Sullivan & Cromwell
125 Broad Street
New York, NY 10004-2498

Act	Exchange Act '34
Section	
Rule	Regulation M Rule 101
Public Availability	9/22/04

Re: **Bolivarian Republic of Venezuela ("Venezuela")**
File No. TP 04-93

Dear Mr. Spinelli-Noseda:

In your letter dated September 22, 2004, as supplemented by conversations with the staff, you request on behalf of Barclays Capital, Inc. ("Barclays") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch," and together with Barclays, the "Dealer Managers") and their affiliates an exemption from Rule 101 of Regulation M in connection with Venezuela's offering ("Global Bond Offering") of a new issue of U.S. dollar-denominated unsecured global bonds due 2014 ("Global Bonds"). Specifically, you seek an exemption to permit the Dealer Managers and their affiliates to act as market makers in the Global Bonds while participating in the distribution of the Global Bonds. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

PROCESSED
B OCT 0 5 2004
THOMSON
FINANCIAL

Response:

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 101 to permit the Dealer Managers and their affiliates, in connection with their role as market makers, to bid for, purchase, and solicit the purchase of the Global Bonds during the applicable restricted period for the distribution of the Global Bonds. In particular, this exemption is based on the facts that: Venezuela is a sovereign government whose financial affairs are widely and extensively reported; the high liquidity and significant depth of the trading market in the Eligible Securities (and expected to exist with respect to the Global Bonds), particularly due to the large aggregate principal amount of Eligible Securities outstanding and of the Global Bonds expected to be outstanding (the principal amount of Global Bonds to be issued pursuant to the Global Bond Offering will aggregate approximately U.S. $ 1.5 billion); the Dealer Managers estimate that approximately 15 dealers regularly place bids and offers for the Eligible Securities (and are expected to regularly place bids and offers for the Global Bonds), of which approximately 10 are

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expected to be continuous market makers; the Dealer Managers estimate that daily purchases and sales of Eligible Securities by the Dealer Managers and their affiliates do not account, on average, for more than 25% of the average daily trading volume in the Eligible Securities; the Dealer Managers estimate that daily purchases and sales of Global Bonds by the Dealer Managers and their affiliates will not account, on average, for more than 25% of the average daily trading volume in the Global Bonds; the Global Bonds are expected to trade primarily on the basis of spreads to comparable United States Treasury securities (in a manner similar to trading in investment grade debt securities); the Eligible Securities are rated B by Standard & Poor's Corporation and B1 by Moody's Investor Services, Inc., and the Global Bonds are expected to have the same rating; and as of December 31, 2003, Venezuela's external debt aggregated approximately U.S. $24.2 billion in principal amount. This exemption is subject to the following conditions:

1. The Dealer Managers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all transactions in the Eligible Securities and Global Bonds made during the period commencing five business days prior to the pricing of the Global Bond Offering, and ending when the distribution in the United States is completed or abandoned, on a transaction-by-transaction basis, including:

    a. size, broker (if any), time of execution, and price of transaction;

    b. the exchange, quotation system, or other facility through which the transactions occurred; and

    c. whether the transactions were made for a customer account or a proprietary account.

    The records required pursuant to this exemption shall be maintained by the Dealer Managers for at least two years from the date of the termination of the Global Bond Offering.

2. The prospectus supplement for the Global Bond Offering shall disclose that the Dealer Managers and certain affiliates have been exempted, consistent with this letter, from the provisions of Rule 101.

The foregoing exemption from Rule 101 is based solely on your representations and the facts presented, and it is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, if any material change occurs with respect to any of those facts or representations.

In addition, persons relying on this exemption are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a) and 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal or state securities laws must rest with the Dealer Managers and their affiliates. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws or Exchange Rules to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Assistant Director

Attachment

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

CONFIDENTIAL TREATMENT
Securities Exchange Act of 1934
Rule 101 of Regulation M

September 22, 2004

Office of Trading Practice and Processing,
Division of Market Regulation,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: James A. Brigagliano
(Assistant Director)

Re: Global Bond Offering of The Bolivarian Republic of Venezuela ("Venezuela")

Dear Mr. Brigagliano:

We are writing to the Securities and Exchange Commission (the "SEC") on behalf of Barclays Capital, Inc. ("Barclays") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch", and together with Barclays, the "Dealer Managers") and certain affiliates* of the Dealer Managers to request exemption from Rule 101 ("Rule 101") of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with Venezuela's invitation (the "Invitation") to holders of nine different series of outstanding bonds to submit offers to exchange those bonds for a new issue of SEC-registered dollar-denominated unsecured global bonds due 2014 (the "Global Bonds"). In addition, Venezuela is offering Global Bonds for cash (the "Cash Offering" and, together with the Invitation, the "Global Bond

* For purposes of this letter, affiliate means any person that directly or indirectly controls, is controlled by, or is under common control with any of the Dealer Managers.

Offering"). The aggregate principal amount of Global Bonds will be approximately U.S.$1.5 billion. The price to the public per U.S.$1,000 principal amount of the Global Bonds to be sold pursuant to the Cash Offering will be a price that results in a yield to maturity of the Global Bonds on the settlement date equal to the sum of (i) the yield to maturity corresponding to the bid-side price for the U.S. Treasury 4.25% Bond due August 15, 2014 and (ii) a spread selected by the Republic.

I. FACTS

The Global Bond Offering

Venezuela is seeking to refinance a portion of the outstanding principal amount of its Front-Loaded Interest Reduction Bonds Due 2007, USD Series A and B, Debt Conversion Bonds Due 2007, USD Series DL, Debt Conversion Bonds Due 2008, USD Series IL, Front-Loaded Interest Reduction Bonds Due 2007, Deutsche Mark, Debt Conversion Bonds Due 2007, Deutsche Mark, Front-Loaded Interest Reduction Bonds Due 2007, Pounds Sterling, Debt Conversion Bonds Due 2007, Pounds Sterling and Front-Loaded Interest Reduction Bonds Due 2007, Swiss Franc (collectively, the "Eligible Securities"). The Eligible Securities were issued in 1990 in connection with the implementation of a "Brady-Plan" type debt restructuring by Venezuela. Sales of the Eligible Securities were not registered under the Securities Act of 1933, as amended (the "Securities Act"). The Dealer Managers believe that substantially all of the Eligible Securities are held by institutional investors. In addition, Venezuela will offer and sell Global Bonds for cash pursuant to the Cash Offering in order to establish a liquid, sovereign-risk benchmark for Venezuela. The Cash Offering will not be limited to holders of the Eligible Securities.

In order to effect the refinancing, Venezuela currently intends to launch the Invitation pursuant to which it will invite owners of Eligible Securities to submit offers to exchange Eligible Securities for Global Bonds. Moreover, Venezuela will offer Global Bonds for cash pursuant to a traditional book-building process. Barclays and Merrill Lynch are acting as Dealer Managers (i.e., soliciting agents) for the Invitation and joint lead managers for the Cash Offering.

The Global Bond Offering is expected to launch on September 22, 2004. It is currently expected that: (i) the Invitation will expire on September 28, 2004; (ii) holders of Eligible Securities will be given an opportunity to submit Noncompetitive Offers (as defined below) and Competitive Offers (as defined below); (iii) the results of the Invitation will be announced by 10:00 A.M., New York City time, on the business day following the expiration date; and (iv) settlement will occur seven business days after the expiration date.

Venezuela will announce, at or around 4:00 P.M., New York City time, on the business day preceding the expiration date, the minimum clearing spreads that Venezuela may select in the Dutch auction mechanism referred to below.

The Global Bonds will be valued through a modified Dutch auction mechanism, which will work as follows: each bondholder offering to exchange Eligible Bonds for Global Bonds will submit either (a) a "Competitive Offer" which specifies, for the Global Bonds, a minimum spread above a benchmark (i.e., U.S. Treasury 4.25% Bond due August 15, 2014) (that bondholder's offer spread) which it would be willing to accept as the clearing spread for the Global Bonds issued in exchange for its Eligible Securities accepted for exchange or (b) a "Noncompetitive Offer" which will not specify such a minimum spread. After the Invitation expires, Venezuela will select the clearing spreads above the benchmark that will be used to determine the yield-to-maturity of the Global Bonds and the coupon and issue price of the Global Bonds will be set based on such yield-to-maturity. In addition, Venezuela will determine the aggregate original principal amount of each series of Eligible Securities to be acquired in exchange for Global Bonds.

Holders of Eligible Securities may submit, revise or withdraw Noncompetitive Offers and Competitive Offers to exchange those securities for Global Bonds at any time prior to the expiration of the Invitation. Any Dealer Manager may submit Noncompetitive Offers for its own account, although no Dealer Manager has any commitment to Venezuela to submit offers. No Dealer Manager may submit Competitive Offers. The terms of the Invitation will permit Venezuelan governmental agencies to submit Noncompetitive Offers and prohibit Venezuelan governmental agencies from submitting Competitive Offers.

Once the clearing spreads are selected, Venezuela will be required to accept all Noncompetitive Offers and all Competitive Offers made at offer spreads at or below the applicable clearing spreads, subject to proration in the manner described in the prospectus supplement for the Global Bond Offering (the "Prospectus Supplement"). Each bondholder whose offer is accepted will be given the benefit of the applicable clearing spread, even if he specified a lower offer spread or made a Noncompetitive Offer.

The Dealer Managers believe that substantially all of the Global Bonds issued pursuant to the Global Bond Offering to U.S. persons will be acquired by institutional investors, and that a significant amount of the Global Bonds issued pursuant to the Global Bond Offering will be acquired by foreign investors.

The sale of the Global Bonds pursuant to the Global Bond Offering will be registered under the Securities Act, and the terms and conditions of the Global Bond Offering are described in greater detail in Venezuela's Prospectus Supplement. Selected pages of this Prospectus Supplement, which is still in draft form, are attached hereto as Annex A.

Venezuela's External Debt

At December 31, 2003, Venezuela's external public debt aggregated approximately U.S.$24.2 billion in principal amount. Attached as Annex B are charts from Venezuela's Annual Report on Form 18-K for the fiscal year ended December 31, 2003 providing more detail with respect to Venezuela's funded external direct debt.

Each of the bonds referred to in Annex B (such bonds, which include the Eligible Securities, are referred to as the "Bonds") is currently rated "B" by Standard & Poors Ratings Services, a division of The McGraw Hill Companies, and "B1" by Moody's Investor Services, Inc., either actually or implicitly, and the Global Bonds are expected to have the same ratings.

Market for Venezuela's Bonds

The principal market for trading in the Eligible Securities and the Global Bonds in the United States and outside the United States is (or, in the case of the Global Bonds, is expected to be) the over-the-counter interdealer market (the "OTC Market"). In addition, Eligible Securities are listed (and the Global Bonds are expected to be listed) on the Luxembourg Stock Exchange (although they do not or, in the case of the Global Bonds, are not expected to, trade actively on such exchange).

The Dealer Managers estimate that approximately 15 dealers regularly place bids and offers for the Eligible Securities (and are expected to regularly place bids and offers for the Global Bonds), of which approximately 10 are continuous market makers. The Dealer Managers act as market makers in the Eligible Securities (and are expected to act as market makers in the Global Bonds) in connection with their general trading activities; the Dealer Managers estimate that their daily purchases and sales of Eligible Securities do not on average account for more than 25% of the average daily trading volume in the Eligible Securities (and will not on average account for more than 25% of the average daily trading volume in the Global Bonds). Bid and ask prices for the Eligible Securities and the Global Bonds in the OTC Market are (or, in the case of the Global Bonds, are expected to be) widely available, via display on interdealer broker screens, display on Telerate, Reuters and Bloomberg electronic information services and otherwise.

Although the Eligible Securities are not, and the Global Bonds are not expected to be, rated investment grade by a nationally recognized statistical rating organization, the Dealer Managers have informed us that the fixed rate Bonds trade, and the Global Bonds are expected to trade, primarily on the basis of a spread to United States Treasury securities, in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities. Moreover, the Dealer Managers have informed us that the Eligible Securities trade, and the Global Bonds are expected to trade, with a bid-ask spread of about ¼ to ½ of a point, which is consistent with bid-ask spreads for investment grade debt securities but substantially less than the bid-ask spread typical for high yield debt securities.

II. REQUESTED RELIEF AND POLICY BASIS

Rule 101

Rule 101 is an anti-manipulation rule that, subject to certain exceptions, prohibits persons involved in a distribution of securities from bidding for or purchasing, or inducing others to bid for or purchase, such securities until completion of the distribution.

If the Dealer Managers do not acquire any Global Bonds pursuant to the Invitation and sell all Global Bonds for which they have a firm underwriting commitment pursuant to the Cash Offering, their participation in the distribution will be completed by the time results of the Global Bond Offering are announced and trading in the Global Bonds commences; in that case, Rule 101 would not restrict the trading activities of the Dealer Managers with respect to the Global Bonds. However, this alternative is not practicable – the market will expect the Dealer Managers to participate in the Invitation to some extent alongside other investors, and the Dealer Managers believe that their failure to do so would create a significant market concern and disrupt an otherwise orderly process. Moreover, if the Dealer Managers did not acquire an initial inventory of Global Bonds by participating in the Invitation to some extent alongside other investors, it would be extremely difficult for them to immediately begin making a market in the Global Bonds; since the market would be relying on the Dealer Managers to provide additional liquidity during the first few hours and days of trading, this could disrupt an otherwise orderly market, with potentially serious consequences. For all these reasons, the Dealer Managers believe that they will have to participate in the Invitation.

Despite the importance of the Dealer Managers' participation in the Invitation (which would enable them to build a reasonable initial long position so they could act as market makers), Rule 101 might be construed to impose restrictions on their trading activity that will render market making impracticable; as mentioned above, this could disrupt an otherwise orderly market during the first few hours and days of trading, with potentially serious consequences.

In order to avoid these serious consequences, and because we believe that the policies and purposes underlying Rule 101 would not be furthered by applying Rule 101 in this context, we hereby request the SEC, acting pursuant to paragraph (d) of Rule 101, to exempt the Dealer Managers and their affiliates from the prohibitions of Rule 101 with respect to trading activities relating to the Global Bonds during the restricted period specified in Rule 101.

Exemption from the prohibitions of Rule 101 in the context of this transaction is, in the Dealer Managers' view, warranted for the following reasons.

(a) Purchases by the Dealer Managers are, in their view, unlikely to have a significant impact on the price of the Global Bonds due to (i) the high liquidity and significant depth of the trading market expected to exist with respect to the Global Bonds, particularly in light of the large aggregate principal amount of the Global Bonds expected to be outstanding (approximately U.S.$1.5 billion for the Global Bonds), (ii) the large number of dealers expected to regularly place bids and offers for, or continuously make markets in, the Global Bonds, (iii) the fact that the Global Bonds are expected to trade primarily on the basis of spreads to comparable United States Treasury securities (in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities) and (iv) the fact that the New Bonds are expected to trade with a narrow bid-ask spread consistent with that for investment grade debt securities but tighter than that typical for high yield debt securities, all as described in greater detail in the preceding section of this letter.

(b) Although the Global Bonds are not expected to be rated investment grade, the Dealer Managers believe the Global Bonds will trade in a manner similar to that of investment grade debt securities (see paragraph (a) above). Accordingly, the same considerations that led to the exemption for investment grade debt securities contained in Rule 101(c)(2) apply to the Global Bonds as well.

(c) Venezuela is a sovereign whose financial affairs are widely reported on, the transaction is global in nature rather than domestic and the investor base is highly institutional.

(d) Unlike in a conventional underwriting where the underwriters carefully "build a book" with long-term investors, neither the Dealer Managers nor Venezuela will have any control over who receives Global Bonds in exchange for Eligible Bonds in the Invitation. A portion of the Global Bonds will therefore likely be issued to short-term investors looking to sell them immediately, with the result that demands for liquidity during the first few hours and days of trading will likely be extremely high. In this regard, the Dealer Managers believe that, in the short term, (i) the market will look to the Dealer Managers to provide a significant portion of that liquidity (and to play a leadership role in ensuring an orderly market), (ii) other broker-dealers and market participants will act opportunistically and will have no incentive to ensure an orderly and liquid market and (iii) other broker-dealers will not in any event have the same capacity as the Dealer Managers are expected to have to ensure an orderly and liquid market. This belief is borne out, for example, by the experiences of Mexico and Brazil when similar invitations to exchange Brady bonds for global bonds were conducted in 1996 and the first half of 1997. In the Mexican invitation, we understand that approximately $200 million in aggregate principal amount of global bonds traded in the first 30 minutes of trading. Goldman, Sachs & Co., who had received an exemption from then-existing Rule 10b-6 under the Exchange Act to trade in the Mexican global bonds, and who initially received $108 million in aggregate principal amount of global bonds in the invitation, purchased another $104 million in aggregate principal amount and sold $182 million in aggregate principal amount on the first day of trading alone. Similarly, in the 1997 Brazilian invitation, we understand that approximately $376 million in aggregate principal amount of global bonds traded in the first 60 minutes of trading. Goldman, Sachs & Co. and J.P. Morgan, who had received an exemption from Rule 101 to trade in the Brazilian global bonds, and who initially received $570 million in aggregate principal amount of global bonds in the invitation, purchased another $403 million in aggregate principal amount and sold $538 million in aggregate principal amount on the first day of trading alone. Similar situations have also occurred in more recent sovereign global bond exchange offers. The Dealer Managers believe that if the dealer managers in those invitations had not been able to provide liquidity during the first few days of trading in the global bonds issued in those transactions, the market would have been seriously disrupted.

(e) Although Rule 101 technically permits the Dealer Managers to stabilize the market during the Rule 101 restricted period, that flexibility is not available as a practical matter. The Dealer Managers have advised us that, in the non-investment-grade debt securities market, a formal stabilizing bid would be seen as a clear signal that the transaction has failed, which could result in market disruption for the subject security. Accordingly, the Dealer Managers do not expect to stabilize and, absent relief, will not be able to provide additional liquidity for the market.

(f) When Argentina, Brazil, Colombia, Mexico, Panama and Venezuela conducted global bond offerings, the Commission granted exemptions from Rule 101 (or then-existing Rule 10b-6 under the Exchange Act) to allow trading in the securities being distributed under similar circumstances.[1] The liquidity of Venezuela's external debt is comparable to the liquidity of Brazil's, Colombia's and Mexico's external debt. The policy reasons underlying the exemptions given in these other transactions apply equally well to this transaction.

1 See, e.g., Republic of Argentina, SEC No-Action Letters (May 30, 2001; March 30, 1999; April 30, 1999; April 27, 1999 and September 25, 1997); Federative Republic of Brazil, SEC No-Action Letters (July 14, 2004; June 21, 2004; January 12, 2004; October 15, 2003; September 9, 2003; July 3, 2003; April 29, 2003; March 22, 2000; January 21, 2000 and June 11, 1997); The Republic of Colombia, SEC No-Action Letters (November 19, 2003 and December 2, 2002); United Mexican States, SEC No-Action Letter (February 17, 1999); and Republic of Panama, SEC No-Action Letters (July 5, 2000; November 18, 1998 and September 30, 1997).

*   *   *

Please call me or, in my absence, William A. Hornung at (212) 558-4000 with any questions you may have concerning this request. I may also be reached by e-mail at spinellinosedac@sullcrom.com and Mr. Hornung may be reached at hornungw@sullcrom.com.

Very truly yours,

Carlos J. Spinelli-Noseda

(Attachment)

PROSPECTUS SUPPLEMENT
(To Propectus Dated September 21, 2004)

Bolivarian Republic of Venezuela

Invites the Owners of

Front-Loaded Interest Reduction Bonds Due 2007, USD Series A and B
Debt Conversion Bonds Due 2007, USD Series DL
Debt Conversion Bonds Due 2008, USD Series IL
Front-Loaded Interest Reduction Bonds Due 2007, Deutsche Mark
Debt Conversion Bonds Due 2007, Deutsche Mark
Front-Loaded Interest Reduction Bonds Due 2007, Pounds Sterling
Debt Conversion Bonds Due 2007, Pounds Sterling
Front-Loaded Interest Reduction Bonds Due 2007, Swiss Franc
(collectively, the "Old Bonds")

to submit, in a modified Dutch auction, offers to exchange Old Bonds for
U.S. Dollar-Denominated Global Bonds due 2014
("Global Bonds")

(This prospectus supplement, the accompanying prospectus
and the related letter of transmittal are together referred to as the "Invitation")

Offering for Cash of
U.S. Dollar-Denominated Global Bonds due 2014

(The offering for cash is referred to as the "Cash Offering" and,
together with the Invitation, as the "Global Bond Offering")

THE INVITATION AND WITHDRAWAL RIGHTS WILL EXPIRE AT 4:00 P.M. (NEW YORK CITY TIME) ON SEPTEMBER 28, 2004 (SUCH DATE, AS IT MAY BE EXTENDED, THE "EXPIRATION DATE"), UNLESS EXTENDED OR EARLIER TERMINATED.

Application has been made to list the Global Bonds on the Luxembourg Stock Exchange.

Any services in connection with the Invitation may be performed in Luxembourg, at the offices of the Luxembourg exchange agent, where all information and documentation in connection with the Invitation will be available free of charge.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Dealer Managers for the Invitation are:

Barclays Capital **Merrill Lynch & Co.**

The date of this prospectus supplement is September 22, 2004.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement. It is not complete and may not contain all the information that you should consider before offering any of the Debt Conversion Bonds (collectively, the "DCBs") or any of the Front-Loaded Interest Reduction Bonds (collectively, the "FLIRBs") listed on the cover of this prospectus supplement in exchange for Global Bonds or acquiring Global Bonds. You should read this entire prospectus supplement and the accompanying prospectus carefully.

The Global Bond Offering

General .... The Republic is inviting holders of Old Bonds ("Holders") to submit offers to exchange them for newly issued Global Bonds in a modified Dutch auction on the terms and subject to the conditions set forth in this prospectus supplement.

In addition, the Republic is offering Global Bonds for cash.

The Invitation expires at 4:00 P.M., New York City time, on September 28, 2004, unless the Republic, in its sole discretion, extends it or terminates it earlier. We refer to the date on which the Invitation expires as the "Expiration Date."

Purpose.. The Global Bond Offering is part of a broader program of the Republic to manage its external liabilities. In addition, the issuance of the Global Bonds is intended to provide a liquid, sovereign risk benchmark for the Republic. The proceeds from the Cash Offering are expected to be used for general purposes, including the refinancing of the Republic's domestic and external indebtedness.

Maximum Amount of Global Bonds to Be Issued .... The maximum aggregate principal amount of Global Bonds to be issued by the Republic under the Global Bond Offering will be U.S.$1,500,000,000. As described under "Global Bonds—Further Issues" below, the Republic may create and issue additional Global Bonds in the future.

Exchange of Old Bonds for Global Bonds	If your Old Bonds are accepted in exchange for Global Bonds, you will receive (a) a principal amount of Global Bonds equal to the product of the Exchange Ratio for such Old Bonds times the original principal amount of Old Bonds accepted for exchange, rounded down to the nearest U.S.$1,000, (b) a payment in cash in respect of rounded amounts, payable in U.S. dollars and (c) a payment in cash equal to the accrued but unpaid interest on the Old Bonds accepted for exchange to but not including the settlement date (the "Settlement Date"), which is expected to occur on October 8, 2004, payable in the currency specified in the Old Bonds. The "Exchange Ratio" is equal to: • the applicable scaling factor, *times* • U.S.$1,000, *times* • the applicable Currency Exchange Rate, *divided by* • the applicable Global Bond Exchange Price for the FLIRBs or DCBs, as applicable. Holders of the FLIRBs will receive their regularly scheduled payment of interest and principal on September 30, 2004, whether or not their FLIRBs are accepted for exchange pursuant to the Invitation.
Global Bond Coupon	At or around 10:00 A.M., New York City time, or as soon as possible thereafter on September 29, 2004, the Republic will, in its sole discretion, select the "Global Bond Coupon," which is the fixed interest rate on the Global Bonds. The Global Bond Coupon will be expressed as an increment of ⅛ of 1%, which will remain fixed for the life of the bond.
UST Benchmark Rate	The "UST Benchmark Rate" means the yield to maturity (calculated in accordance with standard market practice) corresponding to the bid-side price, as reported on Telerate page 500 as of 10:00 A.M., New York City time, on September 29, 2004, for the U.S. Treasury 4.25% Bond due August 15, 2014. If such bid-side price does not appear at such time on Telerate page 500, the applicable bid-side price as reported at such time on Bloomberg page PX7 shall be used.
Calculation of Global Bond New Issue Price	As more fully described in this prospectus supplement, the Global Bond New Issue Price will be a price per U.S.$1,000 principal amount of Global Bonds that results in a yield to maturity of the Global Bonds on the Settlement Date equal to the sum of: • the UST Benchmark Rate, *plus* • the New Issue Spread selected by the Republic.

The Republic will calculate the Global Bond New Issue Price in accordance with the methodology set forth herein and the formula in Annex A.

Calculation of Each Global Bond Exchange Price .... As more fully described in this prospectus supplement, each "Global Bond Exchange Price" will be a price per U.S.$1,000 principal amount of Global Bonds that results in a yield to maturity of the Global Bonds on the Settlement Date equal to the sum of:

- the UST Benchmark Rate, *plus*
    - in the case of Global Bonds issued in exchange for any of the FLIRBs, the FLIRB Clearing Spread, or
    - in the case of Global Bonds issued in exchange for DCBs, the DCB Clearing Spread.

The FLIRB Clearing Spread and the DCB Clearing Spread will be selected by the Republic in its sole discretion, but may not be below the corresponding Minimum Clearing Spread for the FLIRBs or the DCBs, as applicable (the "Applicable Minimum Clearing Spread"), as more fully described in this prospectus supplement.

The Republic will calculate each Global Bond Exchange Price in accordance with the methodology set forth herein and the formula in Annex A, which underlie the hypothetical calculations contained in Annex B. The Republic's calculations will be conclusive and binding, absent manifest error. Each Global Bond Exchange Price will be rounded to the nearest cent, with U.S.$0.005 to be taken as a full cent.

Noncompetitive and Competitive Offers ....

The Invitation will be conducted pursuant to a modified Dutch auction process. There will be one modified Dutch auction for all of the FLIRBs and one modified Dutch auction for all of the DCBs. For each series of Old Bonds you hold, you will have the opportunity to submit:

- a noncompetitive offer by checking the appropriate box on the letter of transmittal specifying the series and original principal amount of Old Bonds that are the subject of your noncompetitive offer without designating an Offer Spread (as defined below), or

- a competitive offer specifying (i) the spread (expressed in basis points) that you would be willing to accept as the FLIRB Clearing Spread or DCB Clearing Spread, as applicable (this spread is your "Offer Spread") and (ii) the series and original principal amount of Old Bonds that you are willing to exchange for Global Bonds at your Offer Spread. The FLIRB Clearing Spread and the DCB Clearing Spread will be used to calculate the Global Bond Exchange Price.

If you specify an Offer Spread equal to, or less than, the Applicable Minimum Clearing Spread you will be deemed to have made a noncompetitive offer. All noncompetitive offers will be deemed to be submitted at the Applicable Minimum Clearing Spread.

Procedures for Submitting Exchange Offers ....

If you desire to submit an exchange offer you must arrange to have a duly completed letter of transmittal delivered to the exchange agent or the Luxembourg exchange agent prior to the 4:00 P.M. New York City time, on the Expiration Date. Also, Bond Instructions must be delivered to and received by the Euroclear System ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), as the case may be, in accordance with their normal procedures on or prior to the European time deadlines established by each of those clearing systems.

Alternatively, you may request a Dealer Manger to submit a letter of transmittal on your behalf. The Republic will not require any holder of Old Bonds making an exchange offer through a Dealer Manager to deliver Bond Instructions prior to the Expiration Date, provided that Euroclear or Clearstream Banking, Luxembourg, as the case may be, must receive Bond Instructions with respect to any exchange offer accepted by the Republic no later than two business days after the Announcement Date from the Dealer Manager or from the person from whose Euroclear or Clearstream, Luxembourg account the Old Bonds to be exchanged will be debited. The Dealer Managers are under no obligation to act on your behalf and may impose additional conditions on an exchange offer made in this manner.

Withdrawal Rights	The right to withdraw an exchange offer will expire upon expiration of the Invitation at 4:00 P.M., New York City time, on the Expiration Date.
Income Tax Consequences	Please see the section entitled "Taxation of the Global Bonds" for important information regarding the possible tax consequences to Holders who exchange Old Bonds for Global Bonds or otherwise acquire Global Bonds.

The Global Bonds

Issuer .... The Bolivarian Republic of Venezuela.

Securities Offered .... U.S. Dollar-Denominated Global Bonds due 2014.

Maximum Amount .... The maximum aggregate principal amount of Global Bonds to be issued by the Republic under the Global Bond Offering will be U.S.$1,500,000,000. As described under "—Further Issues" below, the Republic may create and issue additional Global Bonds in the future.

Maturity .... The Global Bonds will mature on October 8, 2014.

Interest .... The Global Bonds will bear interest from October 8, 2004. The Republic will pay interest semi-annually in arrears on April 8 and October 8 of each year, commencing on April 8, 2005.

Redemption .... The Republic may not redeem the Global Bonds prior to maturity.

Ranking .... The Global Bonds will be direct, unconditional and general obligations of the Republic and will rank equally, without any preference among themselves, with all other unsecured and unsubordinated indebtedness of the Republic.

Default .... The Global Bonds will contain events of default, the occurrence of which may result in acceleration of the Republic's obligations under the Global Bonds prior to maturity, including, without limitation, the Republic's obligation to pay the outstanding principal amount (that is, the face amount) of the Global Bonds. See "Debt Securities—Default; Acceleration of Maturity" in the accompanying prospectus.

Collective Action Clauses .... The Global Bonds will be designated Collective Action Securities and, as such, will contain certain provisions that allow the Republic to amend the payment provisions and certain other terms of the Global Bonds with the consent of the holders of 75% of the aggregate principal amount outstanding of the Global Bonds. Such collective action clauses are not contained in a substantial portion of the Republic's outstanding public external indebtedness, including the Old Bonds.

Taxation .... For a discussion of the Venezuelan and United States tax consequences associated with the Global Bonds, see "Taxation of the Global Bonds—Venezuelan Taxation" and "—United States Federal Income and Estate Taxation" in this prospectus supplement and "Debt Securities—Payment of Additional Amounts" in the accompanying prospectus. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the Global Bonds.

Further Issues	The Republic may from time to time, without the consent of holders of the Global Bonds, create and issue additional Global Bonds, having terms and conditions the same as those of the Global Bonds, or the same except for the amount of the first payment of interest and the issue price, which may be consolidated and form a single series with the Global Bonds; provided that such additional Global Bonds do not have, for purposes of U.S. Federal income taxation (regardless of whether any holders of such Global Bonds are subject to U.S. federal tax law), a greater amount of original issue discount than the Global Bonds have as of the date of issue of such additional Global Bonds.
Governing Law	The Global Bonds will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Global Bonds, which will be governed by the laws of the Bolivarian Republic of Venezuela.
Form and Settlement	The Republic will issue the Global Bonds in the form of one or more fully registered global securities registered in the name of a nominee of The Depository Trust Company, or "DTC", and deposit the global securities with a custodian for DTC. You may hold a beneficial interest in the global securities through DTC, Clearstream, Luxembourg or Euroclear, directly as a participant in one of those systems or indirectly through financial institutions that are participants in any of those systems. You will be required to make initial settlement for Global Bonds, if any, issued pursuant to the Cash Offering in immediately available funds. As an owner of a beneficial interest in the global securities, you will generally not be entitled to have the Global Bonds registered in your name, will not be entitled to receive certificates in your name evidencing the Global Bonds and will not be considered the holder of any Global Bonds under the fiscal agency agreement for the Global Bonds.
Denominations	The Republic will issue the Global Bonds only in denominations of U.S.$1,000 and integral multiples of U.S.$1,000.
Listing	Application has been made to list the Global Bonds on the Luxembourg Stock Exchange.
Markets	The Republic will offer Global Bonds in those jurisdictions where it is legal to make such offers. See "Certain Legal Restrictions", "Plan of Distribution" and "Jurisdictional Restrictions."

SUMMARY TIME SCHEDULE AND PROCEDURES OF THE GLOBAL BOND OFFERING

The following summarizes the anticipated time schedule for the Global Bond Offering assuming, among other things, that the time of expiration of the Invitation is not extended. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement. All references are to New York City time unless otherwise noted.

September 22, 2004	Commencement of the Global Bond Offering. The Invitation and the letter of transmittal containing the terms and conditions of the Invitation are furnished to Holders.
September 22, 2004 through September 28, 2004	The Invitation is open during this period (the "Submission Period"). Holders must arrange to deliver completed letters of transmittal to the exchange agent or the Luxembourg exchange agent (with a copy to the exchange agent) and Bond Instructions must be delivered to and received by Euroclear or Clearstream, Luxembourg in accordance with their normal procedures on or prior to the European time deadlines established by each of those clearing systems.
4:00 P.M., September 27, 2004	The Republic announces the Applicable Minimum Clearing Spread for the FLIRBs and DCBs and the New Issue Spread.
4:00 P.M., September 28, 2004 "Expiration Date"	The Invitation expires unless the Republic extends it or terminates it earlier in its sole discretion. **Holders may no longer submit or withdraw letters of transmittal and all Bond Instructions (other than with respect to certain Old Bonds tendered through the Dealer Managers) must be received.**

At or around 10:00 A.M. September 29, 2004 "Announcement Date"	The Republic sets the UST Benchmark Rate and the Global Bond Coupon. The Republic announces whether it will accept any exchange offers for one or more series of Old Bonds and, if so: • the UST Benchmark Rate; • the Global Bond Coupon; • the Global Bond New Issue Price; • the FLIRB Clearing Spread; • the DCB Clearing Spread; • the Exchange Ratio for each series of Old Bonds; • the aggregate principal amount of Old Bonds of each series to be acquired in exchange for Global Bonds pursuant to accepted exchange offers, if any; • the aggregate principal amount of Global Bonds to be issued pursuant to the Invitation, if any; • the aggregate principal amount of Global Bonds, if any, to be sold for cash pursuant to the Cash Offering; • the Currency Exchange Rate for each series of Old Bonds denominated in non-U.S. dollars; and • information concerning any applicable proration.
October 8, 2004	Settlement of the Global Bond Offering.

Venezuela's Funded External Direct Debt (as of December 31, 2003)[1]

	Interest Rate	Issue Date	Final Maturity	Currency	Principal Amount: Issued Amount (Millions of Original Currency)[2]	Principal Amount: Outstanding Amount (Millions of U.S.$)[3]
Multilateral Organizations:						
Inter-American Development Bank	Variable	1985-1991	2000-2015	U.S.$	1,011.3	476.1
	Variable	1992	2012	U.S.$	437.3	223.5
	Variable	1993	2013-2018	U.S.$	605.3	591.1
	Variable	1994	2014	U.S.$	211.0	123.1
	Variable	1995	2015	U.S.$	139.8	59.7
	Variable	1996	2021	U.S.$	52.0	50.8
	Variable	1997	2017-2020	U.S.$	46.8	31.9
	Variable	1998	2013-2023	U.S.$	370.9	351.5
	Variable	2000	2024	U.S.$	120.0	38.9
	Variable	2001	2021	U.S.$	75.0	2.2
	Variable	2002	2021-2027	U.S.$	80.5	3.1
	Variable	2003	2008	U.S.$	5.0	-
					3,154.9	**1,951.9**
World Bank	Variable	1989-1991	2004-2007	U.S.$	1,547.5	200.9
	Variable	1992-1994	2006-2008	U.S.$	515.5	150.9
	Variable	1995-1997	2010-2013	U.S.$	207.2	113.8
	Variable	1998	2015	U.S.$	60.7	8.3
	Variable	2000	2024	EURO	18.8	8.4
	Variable	2001	2024	U.S.$	35.9	2.0
						484.3
Corporación Andina de Fomento	Variable	1995-2003	2001-2010	U.S.$	1,844.4	771.3
					1,844.4	**771.3**
FIDA	8%	1988-1992	2003-2005	SDR	19.2	0.3
	Variable	1997	2011	SDR	8.3	0.7
	Variable	2002	2011	SDR	9.8	0.3
					37.3	**1.3**
Bilateral Agencies:						
Various Creditors	Variable	1988-1991	1994-2004	CAD	112.7	1.4
Various Creditors	Variable	1993-1994	1998-2007	CAD	93.5	13.1
Various Creditors	Variable	1998	2000-2006	EURO	8.0	2.6
Various Creditors	Variable	2000	2002-2007	EURO	116.6	92.5
Various Creditors	Variable	2001	2002-2030	EURO	328.1	310.2
Various Creditors	Variable	2002	2005-2015	EURO	381.2	18.5
Various Creditors	Variable	2003	2004-2015	EURO	151.6	-
Various Creditors	Variable	1992	1994-2004	U.S.$	75.2	1.8
Various Creditors	Variable	1993-1994	1995-2023	U.S.$	365.9	55.3
Various Creditors	Variable	1995-1998	1997-2013	U.S.$	1,634.5	501.7
Various Creditors	Variable	1999	2000-2030	U.S.$	198.1	148.9
Various Creditors	Variable	2000	2001-2012	U.S.$	562.7	296.8
Various Creditors	Variable	2001	2002-2015	U.S.$	479.1	244.0
Various Creditors	Variable	2002	2004-2015	U.S.$	841.8	40.5
Various Creditors	Variable	2003	2004-2018	U.S.$	421.0	-
Various Creditors	Variable	2002	2004-2015	NOK	133.4	-
Various Creditors	Variable	1989-1991	1992-2005	YEN	70,997.4	40.4
						1,767.7
Commercial Banks:						
Various Creditors	Variable	1998-1999	1999-2007	CHF	34.8	19.7
Various Creditors	Variable	1998	2001-2010	EURO	269.8	192.0
Various Creditors	Variable	2000	2001-2007	EURO	72.8	37.1
Various Creditors	Variable	2001	2001-2004	EURO	37.5	1.6
Various Creditors	Variable	2002	2003-2011	EURO	236.7	49.5
Various Creditors	Variable	2003	2004-2007	EURO	41.3	-
Various Creditors	Variable	1995	1996-2007	U.S.$	15.4	4.1
Various Creditors	Variable	1996	1997-2008	U.S.$	219.6	36.7
Various Creditors	Variable	1997	1998-2005	U.S.$	99.8	4.2
Various Creditors	Variable	1998	1999-2013	U.S.$	303.0	84.8
Various Creditors	Variable	1999	1999-2006	U.S.$	27.6	1.0
Various Creditors	Variable	2000	2001-2007	U.S.$	156.5	2.8
Various Creditors	Variable	2001	2001-2013	U.S.$	401.5	3.0
Various Creditors	Variable	2002	2002-2009	U.S.$	153.5	3.3
Various Creditors	Variable	2003	2004-2018	U.S.$	182.0	100.0
						539.8

	Interest Rate	Issue Date	Final Maturity	Currency	Principal Amount: Issued Amount (Millions of Original Currency)[2]	Principal Amount: Outstanding Amount (Millions of U.S.$)[3]
Suppliers and Contractors:						
Various Creditors	Variable	1999	2000-2007	U.S.$	24.4	4.1
Various Creditors	Variable	2000	2000-2007	U.S.$	91.8	13.0
Various Creditors	Variable	2001	2001-2006	U.S.$	19.9	2.8
Various Creditors	Variable	2002	2003-2008	U.S.$	96.2	17.9
Various Creditors	Fixed	2002	2003-2009	U.S.$	137.5	-
Various Creditors	Variable	2003	2004-2006	U.S.$	41.0	-
Various Creditors	Variable	1994-1998	1995-2010	U.S.$	577.2	59.6
					988.0	**97.4**
Bonds:						
DM – 10.00%	10.00%[3]	1998	2008	DM	180.0	115.0
Discount – DM	LIBOR+13/16%	1990	2020	DM	130.8	84.5
Discount – US$ (Series A)	LIBOR+13/16%	1990	2020	U.S.$	968.6	734.0
Discount – US$ (Series B)	LIBOR+13/16%	1990	2020	U.S.$	211.1	133.0
Par - DM	6.66%	1990	2020	DM	507.7	324.0
Par - French Franc	7.71%	1990	2020	FF	321.4	61.0
Par - Lira	11.30%	1990	2020	IL	318,880.0	206.0
Par - Swiss Franc	4.70%	1990	2020	SSF	100,000.0	47.0
Par - US$ (Series A)	6.75%	1990	2020	U.S.$	5,072.0	1,638.3
Par - US$ (Series B)	6.75%	1990	2020	U.S.$	1,621.5	719.4
FLIRB – DM	LIBOR + 7/8%	1990	1997-2007	DM	340.9	22.0
FLIRB – Swiss Franc	LIBOR + 7/8%	1990	1997-2007	SSF	153.3	37.0
FLIRB – Pounds Sterling	LIBOR + 7/8%	1990	1997-2007	STG	37.1	20.0
FLIRB - US$ (Series A)	LIBOR + 7/8%	1990	1997-2007	U.S.$	1,670.4	350.0
FLIRB - US$ (Series B)	LIBOR + 7/8%	1990	1997-2007	U.S.$	938.2	214.0
Debt Conversion - DM	LIBOR + 7/8%	1990	1997-2007	DM	208.5	13.0
Debt Conversion - Pounds Sterling	LIBOR + 7/8%	1990	1997-2007	STG	119.4	17.0
Debt Conversion - US$ (Series DL)	LIBOR + 7/8%	1990	1997-2007	U.S.$	5,352.8	1,042.0
Debt Conversion - US$ (Series IL)	LIBOR + 7/8%	1990	1997-2008	U.S.$	298.7	100.0
New Money – DM (Series A)	LIBOR + 1%	1990	1997-2005	DM	28.8	-
New Money – Pounds Sterling (Series A)	LIBOR + 1%	1990	1997-2005	STG	28.2	6.0
New Money - US$ (Series A)	LIBOR + 1%	1990	1997-2005	U.S.$	409.6	46.0
Global Bonds – 9.125%	9.125%	1997	2007	U.S.$	315.0	315.0
Global Bonds – 9.25%	9.25%	1997	2027	U.S.$	4,000.0	4,000.0
Global Bonds – 13.625% Callable	13.625%	2001	2018	U.S.$	300.0	300.0
Global Bonds – 13.625%	13.625%	1998	2018	U.S.$	752.8	752.8
Global Bonds – 10.500%	10.500%	2000	2005	EURO	500.0	624.0
Global Bonds – 11.000%	11.000%	2001	2008	EURO	880.0	1,099.0
Global Bonds – 11.125%	11.125%	2001	2011	EURO	344.3	430.0
Global Bonds – 7.00%	7.000%	2003	2018	U.S.$	1,000.0	1,000.0
Global Bonds – 5.375%	5.375%	2003	2010	U.S.$	1,500.0	1,500.0
Global Bonds – 10.75%	10.750%	2003	2013	U.S.$	1,559.0	1,559.0
USD FRN 2005	LIBOR + 11%	2002	2005	U.S.$	200.0	200.0
JPY FRN 2008	LIBOR + 5.93%	2001	2008	JPY	17,926.5	150.0
						17,858.5
Total						**$ 23,472.1**

(1) Debt classification by source of finance was adjusted according to the *Sistema de Gestión de Deuda* system criteria.
(2) Expressed in units of original currencies.
(3) Debt incurred in currencies other than U.S. dollars at the respective exchange rates as of December 31, 2003.

Source: *Ministry of Finance.*